Exhibit 99.1

Press release

Biophytis announces the settlement and delivery of its €2.6 million private placement

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA, JAPAN AND SOUTH AFRICA

Paris (France) and Cambridge (Massachusetts, USA), March 28, 2025 – 10:00 PM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in developing treatments for age-related diseases, announces today the settlement and delivery of its private placement in the amount of €2,599,979.72 (including the issuance premium), carried out through the issuance, without preferential subscription rights, of (i) 4,307,614 new ordinary shares of the Company (the “New Shares”), each accompanied by a share subscription warrant (a “Warrant”) (together with the New Share, the “ABSA”), and (ii) 5,692,308 prepaid subscription warrants (the “Prepaid Warrants”), each also accompanied by a Warrant (together, the “Prepaid Units”), as announced on March 26, 2025.

The New Shares have been admitted to trading on Euronext Growth on the same quotation line as the Company’s already listed shares under ISIN code FR001400OLP5.

The Warrants, which were immediately detached from the New Shares upon issuance, are listed on Euronext Growth as of today, under ISIN code FR001400YN90.

Maxim Group LLC acted as lead placement agent and Invest Securities as co-placement agent in connection with the Private Placement.

To the Company’s knowledge, the shareholding structure as of today is as follows (noting that the voting rights percentages are calculated based on a total number of voting rights on a non-diluted basis of 15,855,851, and corrected from a “material” error in the March 26, 2025 press release, which indicated a total number of voting rights, on a non-diluted basis, of 15,855,846):

	CapTable - Not Diluted		Convertable Debt	CapTable - Fully Diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939 315	6%		939 315	3%
Management & Board	109 405	1%		109 405	0%
ADR (US)	286 500	2%		286 500	1%
Trust	2 366 667	15%		2 366 667	8%
Floating & Family Office	6 607 584	42%		6 607 584	22%
Atlas	3 962 380	25%	5 648 320	9 610 700	33%
BlackRock (Kreos)	1 584 000	10%	7 762 070	9 346 070	32%
Warrants & Free Shares				267 324	1%

Number of shares	15 855 851	100%		29 533 565	100%

Press release

	Cap Table (Post ABSA Subscription)
	CapTable - Not Diluted		Convertable Debt	CapTable - Fully Diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939 315	5%		939 315	3%
Management & Board	109 405	1%		109 405	0%
ADR (US)	286 500	1%		286 500	1%
Trust	2 366 667	12%		2 366 667	7%
Floating & Family Office	6 607 584	33%		6 607 584	20%
Atlas	3 962 380	20%	5 648 320	9 610 700	28%
BlackRock (Kreos)	1 584 000	8%	7 762 070	9 346 070	28%
Warrants & Free Shares				267 324	1%
Armistice	2 000 000	10%		2 000 000	6%
Other investors	2 307 614	11%		2 307 614	7%

Number of shares	20 163 465	100%		33 841 179	100%

	Cap Table (Post Pre-Funded Warrants Exercise)
	CapTable - Not Diluted		Convertable Debt	CapTable - Fully Diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939 315	4%		939 315	2%
Management & Board	109 405	0%		109 405	0%
ADR (US)	286 500	1%		286 500	1%
Trust	2 366 667	9%		2 366 667	6%
Floating & Family Office	6 607 584	26%		6 607 584	17%
Atlas	3 962 380	15%	5 648 320	9 610 700	24%
BlackRock (Kreos)	1 584 000	6%	7 762 070	9 346 070	24%
Warrants & Free Shares				267 324	1%
Armistice	7 692 308	30%		7 692 308	19%
Other investors	2 307 614	9%		2 307 614	6%

Number of shares	25 855 773	100%		39 533 487	100%

	Cap Table (Post Exercise of 100% Warrants attached to ABSA and Pre-Funded Units)
	CapTable - Not Diluted		Convertable Debt	CapTable - Fully Diluted
	Shares	%	Shares	Shares	%
Stanislas Veillet	939 315	3%		939 315	2%
Management & Board	109 405	0%		109 405	0%
ADR (US)	286 500	1%		286 500	1%
Trust	2 366 667	7%		2 366 667	5%
Floating & Family Office	6 607 584	18%		6 607 584	13%
Atlas	3 962 380	11%	5 648 320	9 610 700	19%
BlackRock (Kreos)	1 584 000	4%	7 762 070	9 346 070	19%
Warrants & Free Shares				267 324	1%
Armistice	15 384 616	43%		15 384 616	31%
Other investors	4 615 228	13%		4 615 228	9%

Number of shares (All Warrants exercise)	35 855 695	100%		49 533 409	100%

The issue price of one ABSA and one Prepaid Unit, combined with the exercise price of the attached Warrant and Prepaid Warrant, less the theoretical value of one Warrant, results in a discount of 24.1% (and not 19.2% as incorrectly stated in the March 26, 2025 press release) relative to the 5-day VWAP, in line with the maximum discount authorized by the Company’s Ordinary and Extraordinary General Meeting of Shareholders held on April 2, 2024, pursuant to its third resolution.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready), and metabolic disorders, notably obesity. The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares of the Company, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the offer of Biophytis (the “Company”) shares described below will be made exclusively in the context of a capital increase reserved to the category of beneficiaries, within the meaning of Article L. 225- 138 of the French commercial code, defined in the third resolution of the Company’s ordinary and extraordinary shareholders’ meeting held on April 2, 2024. It shall not constitute a public offering requiring the publication of a prospectus to be approved by the Autorité des marchés financiers.

The Company will make available to the public an information document containing the information set out in Annex IX of the Prospectus Regulation.

With respect to Member States of the European Economic Area, no action has been taken or will be taken to permit a public offering of the securities referred to in this press release requiring the publication of a prospectus in any Member State.

Therefore, such securities may not be and shall not be offered in any Member State other than in accordance with the exemptions of Article 1(4) of the Prospectus Regulation or, otherwise, in cases not requiring the publication of a prospectus under Article 3 of the Prospectus Regulation and/or the applicable regulations in such Member State.

This press release and the information it contains are being distributed to and are only intended for persons who are (x) outside the United Kingdom or (y) in the United Kingdom and are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities and other such persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies”, “unincorporated associations”, etc.) or (iii) other persons to whom an invitation or inducement to participate in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons in (y)(i), (y)(ii) and (y)(iii) together being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities to which this press release relates will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this press release or any of its contents.

Press release

This press release may not be distributed, directly or indirectly, in or into the United States. This press release and the information contained herein does not, and will not, constitute an offer of the Company's shares for sale or subscription, nor the solicitation of an offer to subscribe or to purchase, such shares in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The shares of the Company have not been and will not be registered under the Securities Act, and the Company does not intend to conduct a public offering in the United States.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

Any decision to subscribe for or purchase the shares or other securities of the Company must be made solely based on information publicly available about the Company. Such information is not the responsibility of Maxim Group LLC or of All Invest and has not been independently verified by Maxim Group LLC or All Invest.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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